      As filed with the Securities and Exchange Commission on May 11, 2001
                                            Registration No. 333-_______________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 Trimeris, Inc.
             (Exact name of registrant as specified in its charter)

          Delaware                                   56-1808663
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                 Identification Number)

                        4727 University Drive, Suite 100
                          Durham, North Carolina 27707
                                 (919) 419-6050
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Dr. Dani P. Bolognesi
              Chief Executive Office and Chief Scientific Officer
                        4727 University Drive, Suite 100
                          Durham, North Carolina 27707
                                 (919) 419-6050
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                               _________________
                                With a copy to:
                             John B. Watkins, Esq.
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C.  20037
                                 (202) 663-6000
                               _________________
        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                    Calculation of Registration Fee
-----------------------------------------------------------------------------------------------------
                                                              Proposed      Proposed
             Title of each                                     maximum       maximum
          class of securities                      Amount      offering      aggregate    Amount of
                 to be                             to be         price       offering   registration
              registered                         registered   per share (1)    price         fee
-----------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share          1,395,609      $38.24     $53,368,088     $13,342
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices per share of Trimeris common stock, par value $.001 per share, on May 7, 2001, as reported on The Nasdaq National Market.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

 + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + +
 +  The information in this prospectus is not complete and may be changed. +
 +  The selling stockholders may not sell these securities until the       +
 +  statement filed with the Securities and Exchange Commission is         +
 +  declared effective. This prospectus is not an offer to sell these      +
 +  securities and it is not soliciting an offer to buy these securities   +
 +  in any state where the offer or sale is not permitted.                 +
 + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + + +




                   Subject to completion, dated May 11, 2001
  PROSPECTUS
  ----------
                               1,395,609 SHARES

                                    [Logo]

                                Trimeris, Inc.


                                 COMMON STOCK
                               ________________

  This prospectus relates solely to the resale of up to an aggregate of 1,395,609 shares of common stock of Trimeris, Inc. that we sold to the selling stockholders listed on pages 13-14 of this prospectus on May 10, 2001 in a private placement. The selling stockholders may sell these shares from time to time in transactions on The Nasdaq National Market, one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares or through a combination of these methods. They may sell the shares at market prices prevailing at the time of sale or at negotiated prices.

  We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. We have agreed to bear the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions or similar charges incurred in the sale of these shares of common stock.


  Our common stock is traded on The Nasdaq National Market under the symbol "TRMS." On May 9, 2001, the closing price for the common stock as reported by Nasdaq was $38.20 per share.

Investing in our common stock involves risks. See "Risk Factors" starting on page 3.
                               ________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ________________


                The date of this prospectus is ______ __, 2001.

                               TABLE OF CONTENTS

                                                       Page
                                                       ----
Trimeris..............................................   1
Risk Factors..........................................   3
Use of Proceeds.......................................  13
Selling Stockholders..................................  13
Plan of Distribution..................................  15
Legal Matters.........................................  16
Experts...............................................  16
Where You Can Find More Information...................  16

                                    TRIMERIS

     We are engaged in the discovery and development of a new class of antiviral therapeutics called viral fusion inhibitors, or FIs. Viral fusion is a complex process by which viruses attach to and penetrate host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, our products under development offer a novel mechanism of action to treat many serious viral diseases.

     Our most advanced product candidates, T-20 and T-1249, are for the treatment of human immunodeficiency virus - type I, or HIV. T-20 is a first generation FI which prevents HIV from entering and infecting cells. T-1249 is a rationally designed second generation FI in an earlier stage of development.

     To date, we have tested T-20 in more than 200 patients, with the longest duration of treatment exceeding approximately two years. These studies suggest that T-20 is well-tolerated and has potent antiviral activity. The most common adverse event reported has been mild to moderate local skin irritations at the site of injection, or injection site reactions. We currently have four ongoing Phase II or Phase I/II clinical trials with respect to T-20 and recently initiated two Phase III clinical trials with respect to T-20. We plan to commence additional trials throughout 2001. T-20 has received "fast track" designation by the FDA for the treatment of HIV. Fast track designation is granted to products that may provide a significant improvement in the safety or effectiveness of the treatment for a serious or life-threatening disease, and this designation is intended to expedite the drug development process.

     In February 2001, we presented 16 week interim data from T20-206, an open-label, 71 patient, dose comparison Phase II trial, and interim data from T20-204, a 12 patient pediatric Phase I/II trial. Patients in T20-206 were randomly separated into four treatment arms with the control arm receiving a potent background regimen consisting of abacavir, amprenavir, efavirenz, and ritonavir. The remaining three treatment arms are receiving various dosage levels of T-20 via twice daily subcutaneous injection along with the background regimen. At 16 weeks, the median reduction of HIV in the patient's blood, commonly referred to as viral load, from the viral load at the beginning of the trial, commonly referred to as baseline viral load, for all patients across the three T-20 treatment groups was 2.6 log10 or 99.7%, compared to a median reduction of 2.16 log10 or 99.3% for the control arm. A measurement of (number) log10 equals 10 raised to the power of (number). 12 pediatric patients in T20-204 were randomly assigned to two treatment arms at different dosages. At eight weeks, this trial showed that T-20 was well-tolerated by children and that children receiving the higher dose experienced a ten-fold reduction in viral load from baseline viral load.

     In November 2000, we began enrolling patients in a multi-center Phase III clinical trial, T20-301, in North America, Mexico and Brazil. T20-301 is a 48 week, controlled, open label study which will enroll up to 525 HIV-infected patients with a planned interim analysis at 24 weeks. In this trial, patients will be randomly assigned to receive T-20 plus an optimized background regimen of anti-HIV drugs or an optimized regimen alone. The optimized regimen will be a combination of other anti-HIV drugs individually determined for each patient based on the genotypic and phenotypic analysis of the HIV virus in that patient's blood. A genotypic resistance analysis involves examination of the genetic sequence of the strains of virus present in the sample. A phenotypic resistance analysis involves an assessment of the ability of a drug to block infection caused by strains of a virus grown in culture. T-20 will be administered via twice daily subcutaneous injections delivering 90 milligrams each using the formulation tested in our Phase II trial T20-208. In T20-208, analysis of the highest dose group indicated that a patient received a delivered dose of 90mg per dose. In January 2001, we also began enrolling patients in T20-302, a multi-center Phase III clinical trial with a protocol, or trial design, similar to T20-301. This trial will enroll up to 525 HIV-infected patients in Western Europe and Australia.

     Our second generation fusion inhibitor for HIV is T-1249. T-1249 has demonstrated potent HIV suppression in culture, commonly referred to as in vitro, and is highly active against a wide range of HIV strains in vitro, including strains resistant to T-20. Despite the fact that T-20 and T-1249 are members of the same class of fusion inhibitors and have a similar mechanism of action, T-1249 appears to have a different resistance profile than T-20. In addition, T-1249 has enhanced drug levels in the blood, commonly known as pharmacokinetic properties, which should allow once-daily administration. T-1249 has also received "fast track" designation by the FDA for the treatment of HIV.

     In February 2001, we presented two week interim data from T1249-101, an ongoing Phase I/II trial of T-1249 administered alone and not in combination with any other anti-HIV drugs. This trial evaluates the safety and preliminary antiviral activity of T-1249 in 72 HIV-infected adults, substantially all of whom had previously received other anti-HIV drugs. Data from this trial suggest that T-1249 was well-tolerated over the 14-day period and produced dose-related decreases in HIV viral load. As a result of this data, we have amended the protocol to continue this trial at increasing doses of T-1249.

     We have entered into a worldwide agreement with F. Hoffmann-La Roche Ltd, or Roche, to develop and market T-20 and T-1249. We will share expenses and profits for T-20 and T-1249 in the United States and Canada equally with Roche. Outside of these two countries, Roche will fund all development costs and pay us royalties on net sales for a specified term. In addition, Roche has agreed to pay us up to $68 million in upfront and milestone payments, of which $12 million has been received to date.

     We have transferred the manufacturing process for T-20 to four third party contract manufacturers, including Roche, who have produced various clinical quantities of T-20. We have selected Roche's manufacturing facility to manufacture the commercial quantities of T-20.

     We are also pursuing research programs to develop fusion inhibitors that target various other viruses, including respiratory syncytial virus and human parainfluenza virus.

     Our principal executive office is located at 4727 University Drive, Durham, North Carolina 27707, and our telephone number is (919) 419-6050. As used in this prospectus, "we," "us," "our," the "Company" and "Trimeris" refer to Trimeris, Inc.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations and market price of our stock could be materially and adversely affected. As a result, the market price of our common stock could decline, and you may lose all or part of your investment.

We are an early stage company with an uncertain future.

     We formed our company and began operations in January 1993. Accordingly, we have only a limited operating history for you to evaluate our business.
There are many business risks associated with a biopharmaceutical company in the early stage of development, such as ours. For example, we may not be able to obtain sufficient financial, personnel and other resources to continue to develop our product candidates. We also may not be successful in discovering or developing any product candidates that ultimately achieve regulatory approval or have commercial viability.

     We have not yet generated any revenues from product sales or royalties. We have never submitted a product candidate for approval by the FDA or any other regulatory authority for commercialization. We will have to invest significant additional time and funds in research and development and extensive clinical trials before we can submit our product candidates for regulatory approval. Our product candidates may never obtain regulatory approval, and therefore, may never be commercially available.

We have never made money and expect our losses to continue.

     We have incurred losses since we began operating. As of December 31, 2000, our accumulated deficit was approximately $122 million. Since inception, we have spent our funds on our product development efforts, relating primarily to the development of T-20 and T-1249. We expect that we will incur substantial losses for the foreseeable future. We also expect our losses to significantly increase as we expand our research and development, preclinical testing and clinical trial efforts. We have not yet generated any revenues from product sales or royalties. We cannot assure you that we will ever be able to generate any such revenues or royalties or, if we generate any revenues or royalties, that we will ever be profitable.

We will need to raise additional funds in the near future.

     Based on our current plan, we anticipate that our existing capital resources will be adequate to fund our capital requirements through 2001. We believe that substantial additional funds will be required after 2001. In the event this financing is not obtained, we will be required to delay, scale-back or eliminate certain preclinical testing, clinical trials and research and development programs.

     We may have difficulty raising funds by selling equity. Since our initial public offering in 1997, we have obtained the majority of our funding through public or private offerings of our common stock. The public capital markets in which shares of our common stock are traded have declined during the first quarter of 2001, and the general ability of companies to obtain additional financing has become more difficult than in 2000. The market price of our common stock decreased approximately 40% from December 31, 2000 through March 31, 2001 to a level below the price at which we sold shares of our common stock in a private placement in 2000. As a result, even if we elect and are able to obtain additional funding through an equity financing, the terms of this financing could be highly dilutive to current shareholders.

     We may also attempt to obtain additional funding through debt financings and/or arrangements with new or existing collaborative partners. Any debt financings may contain restrictive terms that limit our operating flexibility. Arrangements with partners may require us to relinquish rights to our technologies or product candidates or to reduce our share of potential profits. As a result, any future financings could have a material adverse effect on our business, financial condition, results of operations or the market price of our stock.

Our quarterly operating results are subject to fluctuations and you should not rely on them as an indication of our future results.

     Our operating results are likely to fluctuate over time, due to a number of factors, many of which are outside of our control. Some of these factors include:

     .  the status and progress of our collaborative agreement with Roche,

     .  the status of our research and development activities,

     . the progress of our product candidates through preclinical testing and clinical trials,

     .  the timing of regulatory actions,

     . our ability to establish manufacturing, sales, marketing and distribution capabilities, either internally or through relationships with third parties,

     .  technological and other changes in the competitive landscape,

     . changes in our existing or future research and development relationships and strategic alliances, and

     .  the commercial viability of our product candidates.

     As a result, we believe that comparing financial results for one period against another period is not necessarily meaningful, and you should not rely on our results of operations in prior periods as an indication of our future performance. Also, if our results of operations for a period deviate from the levels expected by securities analysts and investors, it could have a material adverse effect on the market price of our common stock.

We are heavily dependent on our lead product candidate, T-20.

     T-20 is our lead product candidate. Our success will depend, to a great degree, on the success of T-20. In particular, we must be able to:

     .  establish the safety and efficacy of T-20 in humans,

     .  obtain regulatory approvals so that we can commercialize T-20,

     . establish relationships for the commercial-scale production of T-20 at an acceptable cost and with the appropriate quality, and

     . successfully market T-20 and achieve acceptance of T-20 by the medical community, including patients, physicians, health care providers and third-party payors.

     We may rely on our collaborative partner, Roche, in connection with many of these matters. We may not be able to control the amount or timing of resources that Roche may devote to these matters. If we or Roche fail to successfully develop and commercialize T-20, our business, financial condition, results of operations and the market price of our stock will be materially and adversely affected.

The success of T-20 depends on the results of our Phase III clinical trials currently in progress.

     We initiated two Phase III clinical trials for T-20 during 2000. Phase III clinical trials are initiated to establish further clinical safety and effectiveness of an investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all labeling for promotion and use. The results of these trials along with the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of a New Drug Application, or NDA, for approval of the marketing and shipment of the drug.

     If the results of these Phase III trials do not demonstrate the safety and effectiveness of T-20 to the satisfaction of the FDA or foreign regulatory authorities, we will be unable to commercialize T-20. Even if regulatory approval for T-20 is obtained, the results of the Phase III trials may indicate that T-20 is less safe or effective than expected. This could result in approval that limits the indicated use for which T-20 may be marketed. Any of these outcomes would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

Our success in commercializing T-20 and T-1249 depends on our relationship with Roche.

     In July 1999, we announced an agreement with Roche to develop and market T-20 and T-1249 worldwide. We will share development expenses and profits for T-20 and T-1249 in the United States and Canada equally with Roche. Outside of these two countries, Roche will fund all development costs and pay royalties to us on net sales of T-20 and T-1249 for a specified term. Roche paid us $10 million up front and a $2 million milestone payment for commencement of our Phase III clinical trial in December 2000. Roche will provide us up to an additional $56 million in cash upon achievement of certain developmental, regulatory and commercial milestones. In August 2000, we announced the selection of Roche's manufacturing facility to manufacture commercial supplies of T-20. Our reliance on Roche poses a number of risks, including:

     . Roche may not devote sufficient resources to the development or marketing of our products;

     . Roche may not devote sufficient resources to manufacture T-20 in commercial quantities on a cost-effective basis and with the appropriate quality;

     . disagreements with Roche could lead to delays in or termination of the development or commercialization of our products, or result in litigation or arbitration;

     . Roche has considerable discretion in electing whether to pursue the development of any products and may pursue alternative technologies or products either on its own or in collaboration with our competitors;

     . Roche may choose to devote fewer resources to the development and marketing of our products than it does to products of its own development; and

     . disputes may arise in the future with respect to the ownership of rights to technology developed with Roche.

     Given these risks, there is a great deal of uncertainty regarding the
success of our collaboration with Roche.   If these efforts fail, our product
development or commercialization of T-20 or T-1249 could be delayed and materially and adversely affected. Any delay could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock. Our agreement with Roche grants them an exclusive, world-wide license for T-20 and T-1249, and certain other compounds. Under the Roche agreement, a joint management committee consisting of members from Trimeris and Roche oversees the strategy for the collaboration. Roche may terminate its license for a particular country in its sole discretion with advance notice. If Roche decides to terminate the license for T-20 or T-1249 in a particular country, this could have a material and adverse effect on our business, financial condition, results of operations and the market price of our stock.

We face many uncertainties relating to our human clinical trial results and clinical trial strategy.

     In order to obtain the regulatory approvals that we need to sell commercially any of our product candidates, we must demonstrate that each product candidate is safe and effective for use in humans for each target indication. We attempt to demonstrate this through preclinical testing and clinical trials for each product candidate. This is a very complex and lengthy process. To date, we have completed initial preclinical testing of some of our product candidates and a Phase I/II clinical trial of T-20 that enrolled 17 patients, and are conducting several Phase II or Phase I/II clinical trials of T-20. Collectively, these trials have involved over 200 patients. We have begun enrollment in Phase III clinical trials for T-20, in the U.S. and internationally, which will enroll up to approximately 1,000 patients worldwide. We have also an ongoing Phase I/II clinical trial of T-1249 which enrolled 72 patients.

     Because these clinical trials have been limited to a relatively small number of patients, we cannot assure you that the results of these early clinical trials will support further clinical trials of T-20 or T-1249. We may not be able to demonstrate that potential product candidates that appeared promising in preclinical testing and early clinical trials will be safe or effective in advanced clinical trials that involve larger numbers of patients. We also cannot assure you that the results of the clinical trials we have conducted and still intend to conduct will support our applications for regulatory approval. As a result, our product development programs may be curtailed, redirected or eliminated at any time by us or by regulatory authorities.

     We may redesign, delay or cancel our preclinical testing and clinical trials, for some or all of the following reasons:

     . unanticipated, adverse or ambiguous results from our preclinical testing or clinical trials,

     .  change in the focus of our collaborative partner, Roche,

     .  undesirable side effects which delay or extend the trials,

     . our inability to locate, recruit and qualify a sufficient number of patients for our trials,

     . difficulties in manufacturing sufficient quantities of the particular product candidate or any other components needed for our preclinical testing or clinical trials,

     .  regulatory delays or other regulatory actions,

     .  change in the focus of our development efforts, and

     .  reevaluation of our clinical development strategy.

     Accordingly, our clinical trials may not commence or proceed as anticipated. This would have a material adverse effect on our business, financial condition, results of operations and market price of our stock. Also, if the results of our clinical trials or our clinical trial strategy deviates from the expectations of securities analysts and investors, the market price of our common stock could be adversely affected. In addition, due to uncertainties that are part of the clinical development process, we may underestimate the costs associated with clinical development of T-20 or T-1249. Delays or unanticipated increases in costs of clinical development or failure to obtain regulatory approval or market acceptance for our products could adversely affect our business, financial condition, results of operations and the market price of our stock.

We have no experience manufacturing pharmaceutical products.

     The manufacture of pharmaceutical products requires significant expertise and capital investment. We have no experience in manufacturing pharmaceuticals, no commercial manufacturing capacity and only have limited experience in manufacturing process development. As a result, we have elected to work with Roche and third-party contract manufacturers to supply quantities of T-20 and T-1249 to be used in currently planned clinical trials. We expect to rely on Roche and third-party manufacturers throughout the clinical and initial commercialization phases of T-20 and T-1249 development, and we have selected Roche's facility to manufacture commercial quantities of T-20. We may not be able to maintain manufacturing relationships with Roche and/or any other third-party manufacturers on acceptable terms or at all. Our dependence on Roche and third parties for the manufacture of products and product candidates could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

We face risks associated with manufacturing T-20 and T-1249.

     Peptide-based therapeutics are difficult and expensive to manufacture. If T-20 and T-1249 are successfully marketed, the amount of peptide required could exceed the amount of peptide currently produced worldwide. We, Roche, and our third-party manufacturers, are currently using a novel method to manufacture T-
20. This chemical methodology is inherently complex. We may not be able to manufacture T-20 or T-1249 with the appropriate quality on a large-scale or on a cost-effective basis or develop an alternative, more efficient manufacturing method for T-20, T-1249 or any of our other peptide product candidates. In addition, commercial production of T-20 will require raw materials in amounts substantially greater than those being used in the current manufacturing campaigns. We may not be able to obtain these materials in sufficient quantities or on a cost-effective basis to support the commercial manufacture of T-20.

     We have selected Roche to manufacture commercial quantities of T-20 drug substance. We will be dependent on their ability to manufacture T-20 in commercial quantities with the appropriate quality on a cost-effective basis. Due to the significant amount of money required to build a manufacturing facility capable of producing T-20 in commercial quantities, and the efficiencies gained with increased volume, Roche plans to manufacture T-20 at a single facility. Roche will be required to have this facility approved by the FDA for manufacture of T-20 drug substance. If FDA approval of this facility is delayed or not received, our business, financial condition, results of operations and the market price of our stock will be materially and adversely affected.

     Once the T-20 drug substance is produced, we expect Roche and/or third-party drug manufacturers to use the drug substance to manufacture the finished drug product. If Roche or third parties are unable to manufacture commercial quantities of T-20 drug product, with the appropriate quality on a timely or cost-effective basis, our business, financial condition, results of operations and market price of our stock will be materially and adversely affected. These drug product manufacturing facilities utilized to produce a finished drug product may also require FDA approval prior to commercial manufacturing of T-20. If FDA approval is delayed or not received, our business, financial condition, results of operations and the market price of our stock will be materially and adversely affected.

     If we are unable to manufacture T-20 or T-1249 on a timely or cost-effective basis with the appropriate quality or are unable to obtain the necessary quantities of raw materials, our business, financial condition, results of operations and the market price of our stock will be materially and adversely affected. In the event a natural disaster or other difficulty affects the Roche manufacturing facility or one of the third parties' drug product manufacturing facilities, we would be unable to replace this manufacturing capacity on a timely basis, and our business, financial condition, results of operations and the market price of our stock will be materially and adversely affected.

HIV may develop resistance to our drug candidates.

     HIV is prone to genetic mutations. These mutations have produced strains of HIV that are resistant to currently-approved therapeutics. The HIV virus may develop similar resistance to our viral fusion inhibitor therapeutics, including T-20 and T-1249. This could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

Our business is based on novel technology and is highly risky and uncertain.

     Our product development programs are based on novel technology. Our technology platform is designed to discover product candidates which treat viral infection by inhibiting viral fusion, a process which prevents the virus from fusing to the cell, thereby preventing the virus from entering the cell and replicating. We are not aware of any other approved antiviral pharmaceutical products that target the inhibition of viral fusion. Accordingly, developing products that use this novel approach is highly risky and uncertain. Our products could:

     .  experience unanticipated developments or clinical or regulatory delays,

     .  produce unexpected adverse side effects, or

     .  provide inadequate therapeutic effectiveness.

     Any of these could slow or suspend our product development efforts. If any of these unanticipated results occurs, it could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

     We may not be able to use our novel technology platform to discover and successfully develop any commercially viable products. We may not be able to complete our research or product development efforts for any particular product candidate, or develop any product candidates that will prove to be safe and effective. We may not be able to obtain the required regulatory approvals for any products. Our development programs are subject to the risks inherent in the development of new products using new technologies and approaches. We may encounter unforeseen problems with these technologies or applications and technological challenges in our research and development programs that we may not be able to resolve.

We are dependent on third-party contract research organizations.

     We have engaged, and intend to continue to engage, third-party contract research organizations and/or Roche to perform some functions for us related to the development of our product candidates. Together with Roche, we typically design our clinical trials, but rely on these contract research organizations or Roche to actually conduct the clinical trials. The failure by the contract research organizations or Roche to perform our clinical trials satisfactorily or their breach of their obligations to us could delay or prevent the commercialization of our product candidates. This would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

     Because we rely on third-party contract research organizations and Roche, our preclinical testing or clinical trials may not begin or be completed on the dates we estimate for them. Any delays in our testing and trials could delay regulatory approval for or commercialization of our product candidates. These delays could:

     .  increase our operating expenses,

     .  cause us to need additional capital,

     .  divert management's time and attention, and

     .  create adverse market perception about us and our product candidates.

We have no sales, marketing or distribution capabilities.

     We have no experience in sales, marketing or distribution of pharmaceuticals. We may develop these capabilities in certain areas in the future. We may rely on Roche or other arrangements with third parties which have established distribution systems and direct sales forces for the sales, marketing and distribution of products. In the event that Roche does not market our product candidates or we are unable to reach agreement with one or more marketing partners, we may be required to develop internal sales, marketing and distribution capabilities. We may not be able to establish cost-effective sales, marketing or distribution capabilities or make arrangements with third parties to perform these activities on acceptable terms, if at all. This would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

     If we establish sales, marketing or distribution arrangements with other parties, they may have significant control over important aspects of the commercialization of our products including:

     .  market identification,

     .  marketing methods,

     .  pricing,

     .  product positioning,

     .  composition of sales force, and

     .  promotional activities.

     We may not be able to control the amount or timing of resources that any third party may devote to our products.

Our stock price is highly volatile.

     Our stock price has fluctuated substantially since our initial public offering, which was completed in October 1997. The market price of our common stock, like that of the securities of many other biotechnology and pharmaceutical companies, is likely to remain highly volatile, which could affect our ability to raise additional funds through the sale of our common stock. The market price of our common stock decreased approximately 40% from December 31, 2000 through March 31, 2001 to a level below the price at which we sold shares of our common stock in a private placement in 2000.

     Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, in the past, class action lawsuits have often been instituted against biotechnology and pharmaceutical companies following periods of volatility in the market price of these companies' stock. If litigation were instituted against us on this basis, it could result in substantial costs and would divert management's attention and resources. This would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

We depend on collaborations and licenses with others.

     We may enter into license, development, or other agreements with Roche, new partners or collaborators to assist us in:

     .  seeking regulatory approval for our product candidates, and

     . developing, manufacturing and commercializing some of our product candidates.

     Accordingly, our success will depend, in part, on our partners' success in:

     .  performing preclinical testing and clinical trials,

     .  obtaining the requisite regulatory approvals,

     .  scaling up manufacturing,

     . successfully commercializing the product candidates we license to them, and

     .  otherwise performing their obligations.

     We may not be able to maintain our existing collaborative arrangement with Roche or enter into arrangements in the future on terms that are acceptable to us. Moreover, Roche may not perform its obligations under our agreement with it and may choose to compete with us by seeking alternative means of developing therapeutics for the diseases we have targeted. In addition, we may not be able to:

     . obtain proprietary rights, or licenses under the proprietary rights which belong to others, for any technology or product candidates developed through this arrangement, or

     . protect the confidentiality or prevent the disclosure of any proprietary rights and information developed in our collaborative arrangement.

     Our agreement with Roche grants them an exclusive, world-wide license for T-20 and T-1249, and certain other compounds. Under the Roche agreement, a joint management committee consisting of members from Trimeris and Roche oversees the strategy for the collaboration. Roche may terminate its license for a particular country in its sole discretion with advance notice. If Roche decides to terminate the license for T-20 or T-1249 in a particular country, this could have a material and adverse effect on our business, financial condition, results of operations and the market price of our stock.

     In the future, we may find that we need additional licenses from other parties to effectively develop potential product candidates. We may not be able to maintain our existing license agreements or obtain additional licenses on acceptable terms or at all.

     There is uncertainty relating to third-party reimbursement, health care reform measures, and recent developments in Africa which could limit the amount we will be able to charge for our products.

     In the United States and elsewhere, sales of prescription drugs are dependent, in part, on the consumer's ability to be reimbursed for the cost of the drugs by third-party payors, such as government agencies and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems. As a result, third-party payor reimbursements may not be available or may not be available at a level that will allow us, Roche, or our potential collaborative partners to sell our products on a competitive basis.

     Economic, political and regulatory influences, including the efforts of governments and third-party payors to contain or reduce the cost of health care through various means, will continue to affect the business and financial condition of pharmaceutical companies. A number of legislative and regulatory proposals aimed at changing health care systems have been proposed both domestically and abroad in recent years. Because of the high cost of the treatment of HIV, many state legislatures are reassessing reimbursement policies for this therapy. In addition, an increasing emphasis in the United States to reduce the overall costs of health care through managed care has and will continue to increase the pressure on pharmaceutical pricing. We cannot predict whether legislative or regulatory proposals will be adopted or the effect that those proposals or managed care efforts may have. However, there is a risk that the announcement and/or adoption of these types of proposals or efforts could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

     Recently several major pharmaceutical companies have offered to sell their HIV drugs at or below cost to certain third-world nations in Africa. The effect of these offers on the reimbursement climate, and the prices that may be charged, for HIV medications in the United States and the rest of the developed world is difficult to predict. There is a risk that third-party payors could exert pressure for price reductions in the United States and the rest of the developed world based on these offers to Africa. This price pressure could limit the amount that we would be able to charge for our products and could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

There is uncertainty regarding patents and proprietary rights.

     Our success will depend, in part, on our ability and the ability of our licensors to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can prevent others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not violate the patent, trade secret, or other intellectual property rights of other parties.

     The pharmaceutical and biotechnology industries place considerable importance on obtaining and maintaining patent and trade secret protection for new technologies, products and processes. We have obtained rights to certain patents and patent applications and may, in the future, seek rights from third parties to additional patents and patent applications.

     The standards used by the U.S. Patent and Trademark Office and the patent offices of other countries to grant patents may change. Consequently, we cannot be certain as to the type and extent of patent claims that may be issued to us in the future.

     The standards which courts use to interpret patents may change, particularly as new technologies develop. Consequently, we cannot be certain as to how much protection, if any, would be given to patents owned or licensed by us, if they are challenged in court. If we choose to go to court to stop someone else from using the inventions claimed in these patents, that individual or company would have the right to ask the court to rule that the patents are invalid and should not be enforced against them. Such lawsuits are expensive and would consume time and other resources, even if we are successful in stopping the violation of the patents. In addition, there is a risk that the court would decide that some or all of the claims of these patents are not valid and that we do not have the right to stop others from using the inventions. There is also a risk that, even if the validity of the patents is upheld, the court would refuse to stop the other party on the grounds that its activities are not covered by the patent claims.

     In addition, a third party may claim that we are using inventions covered by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research and development and the manufacture and sale of products. Such lawsuits are expensive and would consume time and other resources. There is a risk that the court would decide that we are violating the third party's patent and would order us to pay the other party damages for having violated their patent. There is also a risk that the court would order us to stop the activities covered by the patent. In this case, we may attempt to obtain a license from the third party so that we may continue to use the invention. However, we cannot assure you that if this occurs we would be able to obtain the licenses we need or that we could negotiate the licenses on terms acceptable to us, or at all.

     Another risk we face in this area is that the laws of certain countries may not protect our proprietary rights to the same extent as United States law. Recently several generic drug-makers in countries such as India have offered to sell HIV drugs currently protected under US patents to patients in Africa at prices significantly below those offered by the drug's patent holder in other countries. There is a risk that these drugs produced by the generic drug-makers could be illegally imported into the United States and other developed nations at prices below those charged by the drug's patent holders. If any of these actions occur with respect to our products, this could limit the amount we could charge for our products and could have an adverse effect on our business, financial condition, results of operations and the market price of our stock.

     We also rely in our business on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. Nonetheless, we cannot assure you that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. There is also the risk that our employees, consultants, advisors or others will not maintain the confidentiality of such trade secrets or proprietary information, or that this information may become known in some other way or be independently developed by our competitors.

     The occurrence of these risks could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

We are subject to extensive government regulation; our products may not receive regulatory approval.

     Human pharmaceutical products must undergo lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities. To have a product candidate approved, we must establish that the product candidate is safe and effective for each target indication. The FDA must confirm that we and our clinical testing and manufacturing partners maintain good laboratory, clinical and manufacturing practices. The regulatory approval process typically takes a number of years, depending on the type, complexity and novelty of the pharmaceutical product. Because of the considerable time and expense required, this process gives larger companies with greater financial resources a competitive advantage over us.

     To date, none of our product candidates has been submitted for approval by the FDA or any other regulatory authority for commercialization. Our products may never be approved by the FDA or any other regulatory authority. T-20 and T-1249 have received fast track designation from the FDA for the treatment of HIV-infected individuals. Fast track designation is granted to products that may provide a significant improvement in the safety or effectiveness of the treatment for a serious or life-threatening disease, and this designation is intended to expedite the review of these drugs. However, fast track designation does not, in any way, mean that T-20 or T-1249 will be approved for commercialization by the FDA in the future.

     Our estimates of future regulatory submission dates may prove to be inaccurate. Our regulatory submissions can be delayed or we may cancel plans to submit proposed products for a number of reasons, including:

     .  unanticipated preclinical testing or clinical trial reports,

     .  changes in regulations, or the adoption of new regulations,

     .  unanticipated enforcement of existing regulations,

     .  unexpected technological developments, and

     .  developments by our competitors.

     Consequently, we cannot assure you that our anticipated submissions will be made on their target dates, or at all. Delays in these submissions would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

     A number of federal, state and local laws regulate safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents. We must comply with these laws. We use some of these hazardous substances in our product development programs. It is expensive and time-consuming to comply with these laws. It we fail to comply with these laws, or if compliance is more costly than anticipated, our business, financial condition, results of operations and the market price of our stock could be materially and adversely affected.

We face intense competition.

     We are engaged in segments of the biopharmaceutical industry, including the treatment of HIV, that are intensely competitive and change rapidly. We expect that new developments in the areas in which we are conducting our research and development will continue at a rapid pace in both industry and academia.

     If we successfully develop our product candidates and gain approval for those products, they will compete with numerous existing therapies. For example, at least 17 antiretroviral drugs are currently approved in the United States for the treatment of HIV. We also believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV. We expect to face intense and increasing competition in the future as these new products enter the market and advanced technologies become available. Even if we are able to successfully develop T-20 or T-1249 and either product candidate receives regulatory approval, we cannot assure you that existing or new products for the treatment of HIV developed by our competitors will not be more effective, less expensive or more effectively marketed and sold, than T-20, T-1249 or any other therapeutic for HIV that we may develop.

     Many of our competitors have significantly greater financial, technical, human and other resources than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the value of their inventions and are more actively seeking to commercialize the technology they have developed.

     Several factors will help determine whether we will be able to compete successfully in our market, including the following:

     .  the safety and effectiveness of our products,

     . the speed with which we can gain regulatory approval for our products and the scope of those approvals,

     . our ability to manufacture, sell, market and distribute our products, or to find someone else to handle these functions for us in a timely and cost-efficient manner,

     .  the availability of reimbursement coverage for our products,

     .  our ability to offer our products at a competitive price, and

     . the strength of our patents and the speed with which we can obtain patents on our products and technologies.

     We may not be able to effectively compete with our competitors in some or all of these areas. This could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

Our products may not achieve market acceptance.

     T-20 and T-1249 are peptides and are delivered once or twice-daily via subcutaneous injection, which is injection of T-20 under the skin. All of the currently approved therapeutics for HIV are delivered orally. Even if T-20 or T-1249 receives regulatory approval, patients and physicians may not readily accept daily injections of an HIV therapeutic, which would limit their acceptance in the market.

     Peptides are also expensive to manufacture, which could result in prices for T-20 and T-1249 that are above prices of currently approved HIV therapeutics. Even if T-20 or T-1249 receives regulatory approval, physicians may not readily prescribe T-20 or T-1249, due to cost-benefit considerations when compared with other HIV therapeutics. Even if T-20 or T-1249 receives regulatory approval, higher prices could also limit our ability to receive reimbursement coverage for our products from third-party payors.

     In the event T-20 and/or T-1249 receive regulatory approval and their market acceptance is limited by any of the factors stated above or other factors, our business, financial condition, results of operations and the market price of our stock will be materially and adversely affected.

We use hazardous materials.

     We use hazardous materials, chemicals, viruses and various radioactive compounds in our product development programs. We believe that our handling and disposal of these materials comply with the standards prescribed by state and federal regulations, but we cannot completely eliminate the risk of contamination or injury from these materials. If there were such a contamination, injury or other accident, we could be held liable for any damages or penalized with fines. The amount of the liability and fines could exceed our resources. Additionally, if we develop an internal manufacturing capability, regardless of scale, we may incur substantial additional costs to comply with environmental regulations.

We are exposed to product liability risks.

     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. We cannot assure you that product liability claims will not be asserted against us. In addition, the use in our clinical trials of pharmaceutical products that our potential collaborators may develop and the subsequent sale of these products by us or our potential collaborators may cause us to bear a portion of product liability risks relating to these products. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

     We do not currently have any product liability insurance relating to clinical trials or any products or compounds we have or may develop. We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our collaborators or licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage, or indemnification payments, that may be obtained by us could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

We depend upon certain key personnel and face risks relating to our ability to attract and retain key personnel.

     We depend on members of our senior management and scientific staff, including Dr. Dani P. Bolognesi, our Chief Executive Officer and Chief Scientific Officer. Dr. Bolognesi has limited experience acting as an executive officer at a company such as ours, and has held this position at Trimeris since March 1999.

     The future recruitment and retention of management personnel and qualified scientific personnel is also critical to our success. We cannot be certain that we will attract and retain qualified personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced management personnel and scientists. In addition, we rely on scientific advisors and other consultants to assist us in formulating our research and development strategy. These consultants are employed by other parties and may have commitments to, or advisory or consulting agreements with, other entities, which may limit their availability to us.

Future sales of common stock by our existing stockholders or key management could adversely affect our stock price.

     The market price of our common stock could decline as a result of sales by our existing stockholders or key management of shares of common stock in the market, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have implemented certain anti-takeover provisions.

     Certain provisions of our Certificate of Incorporation and Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                             SELLING STOCKHOLDERS

     We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares covered by this prospectus to the selling stockholders in a private placement transaction. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of May 10, 2001 by each selling stockholder. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. The following table assumes that the selling stockholders sell all of the shares registered for sale under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. Except as set forth in the footnotes below, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years.

     In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the individual has sole or shared voting power or investment power, as well as any shares of common stock subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days after May 10, 2001. We do not consider these shares underlying options, warrants and other derivative securities outstanding in computing the percentage ownership of any other person, however. To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as otherwise indicated in the footnotes below. The percentages of shares owned in the following table are based on 17,353,770 shares of our common stock outstanding, giving effect to the sale of 1,395,609 shares to the selling stockholders in the private placement.




                                                             Shares Beneficially Owned                     Shares Beneficially Owned
                                                                Prior to Offering                                After Offering
                                                            --------------------------                     -------------------------
                                                                                        Number of Shares
Name                                                           Number      Percent        Being Offered       Number    Percent
----                                                           ------      -------      ----------------      ------    -------
AspenTree Capital (1)                                            2,548         *               1,000           1,548        *

Baker-Biotech Fund I, LP                                       321,800        1.9%            35,000         286,800      1.7%

Baker Bros II, LLC                                             150,000         *             150,000               0       --

Baker/Tisch Investments LLC                                    264,000        1.5             35,000         229,000      1.3

Bermuda Trust Co. Ltd. as Trustee
for Tang Family  Trust (TFT 74)                                 40,000         *              40,000               0       --

Bermuda Trust Co. Ltd. (New Zealand)
as Trustee for Oscar L. Tang Family Trust (UC 4300))            36,000         *              36,000               0       --

Biotech Value Plus Ltd.                                         90,909         *              90,909               0       --

Black Rock Small Cap Growth Fund                               225,000        1.3            225,000               0       --

Robert M. Bonczek (2)                                          145,279         *               1,000         144,279        *

Booth & Co.                                                     29,000         *              29,000               0       --

Bridge & Co.                                                   100,000         *             100,000               0       --

DWS Investment GmbH                                            400,000        2.3            400,000               0       --

M. Nixon Ellis (3)                                              37,956         *               1,000          36,956        *

FBB Associates                                                  40,000         *              20,000          20,000        *





                                                  Shares Beneficially Owned                     Shares Beneficially Owned
                                                     Prior to Offering                                After Offering
                                                 --------------------------                     -------------------------
                                                                             Number of Shares
Name                                                Number      Percent        Being Offered       Number    Percent
----                                                ------      -------      ----------------      ------    -------
Horizonbeach & Co.                                      300         *                 300               0       --

Lamppost & Co.                                        1,400         *               1,400               0       --

Jeffrey M. Lipton (4)                               207,045       1.2               4,000         203,045      1.2

Lobstercrew & Co.                                    74,100         *              74,100               0       --

Morgan Stanley FBO MPM
BioEquities Master Fund, LP
#038135919                                          135,000         *             135,000               0       --

Squidrig & Co.                                        1,900         *               1,900               0       --

The Tang Fund                                        15,000         *              15,000               0       --


------
 *   Represents less than one percent.

(1) Mr. Bonczek, our Chief Financial Officer and General Counsel, is the President of AspenTree Capital, a corporation in which he owns approximately a 49% equity interest. AspenTree Capital has no affiliation with Trimeris.

(2) Mr. Bonczek was named our Chief Financial Officer in March 2000 and General Counsel in April 2000. From September 1999 through March 2000, Mr. Bonczek was Acting Chief Financial Officer and Acting Chief Administrative Officer. Includes 124,779 shares that Mr. Bonczek may acquire pursuant to stock options exercisable within 60 days after May 10, 2001.

(3) Dr. Ellis was named Executive Vice President and Chief Business Officer in March 2000. Includes 35,625 shares that Dr. Ellis may acquire pursuant to stock options exercisable within 60 days after May 10, 2001.

(4) Mr. Lipton has been a director of Trimeris since June 1998 and has been Chairman of the Board since June 1999. Includes 53,750 shares that Mr. Lipton may acquire pursuant to stock options exercisable within 60 days after May 10, 2001. Includes the following shares as to which Mr. Lipton disclaims beneficial ownership: 7,890 shares beneficially owned by Shelley Lipton, Mr. Lipton's wife, 270 shares beneficially owned by Caroline Dickens, Mr. Lipton's niece who shares Mr. Lipton's house and 380 shares beneficially owned by Caroline Dickens Trust, for which Caroline Dickens, Mr. Lipton's niece who shares Mr. Lipton's house, is the sole beneficiary and Shelley Lipton, Mr. Lipton's wife, is the sole trustee.

                              PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, one or more exchanges, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

 . a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

 . purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

 .  an exchange distribution in accordance with the rules of an exchange,

 . ordinary brokerage transactions and transactions in which the broker solicits purchasers,

 . put or call option transactions relating to the shares or through short sales of shares, and

 .  privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

 . the name of each selling stockholder and of the participating broker-dealer(s),

 .  the number of shares involved,

 .  the price at which the shares were sold,

 . the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

 . that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

 .  other facts material to the transaction.

     From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. Upon being notified by a selling stockholder that a donee, pledgee, transferee or assignee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the date on which the shares may be resold by non-affiliates of Trimeris without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered will be passed upon for
us by Wilmer, Cutler & Pickering, Washington D.C.   A partner of Wilmer, Cutler
& Pickering beneficially owns 9,804 shares of our common stock.

                                    EXPERTS

     The financial statements of Trimeris, Inc. as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 and for the cumulative period from the date of inception to December 31, 2000 incorporated in this prospectus by reference to the annual report on Form 10-K of Trimeris, Inc. for the year ended December 31, 2000, have been incorporated by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

--------------------------------------------------------------------------------------------------------------------------------
            Public Reference Room                      North East Regional Office                 Midwest Regional Office
--------------------------------------------------------------------------------------------------------------------------------
           450 Fifth Street, N.W.                         7 World Trade Center                    500 West Madison Street
--------------------------------------------------------------------------------------------------------------------------------
                  Room 1024                                    Suite 1300                               Suite 1400
--------------------------------------------------------------------------------------------------------------------------------
           Washington, D.C.  20549                      New York, New York 10048                 Chicago, Illinois  60661
--------------------------------------------------------------------------------------------------------------------------------

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Trimeris, who file electronically with the SEC. The address of that site is www.sec.gov.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Trimeris, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Trimeris and its finances.

TRIMERIS SEC FILINGS (File No. 0-23155)                PERIOD
---------------------------------------    -------------------------------------

Annual Report on Form 10-K                 Fiscal year ended December 31, 2000

Current Reports on Form 8-K                Filed on May 8, 2001, May 11, 2001
                                           and May 11, 2001

The description of Trimeris common
stock as set forth in its Registration
Statement on Form 8-A                      Filed on October 1, 1997

     All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request a copy of any or all of the foregoing documents incorporated by reference in this prospectus, except for exhibits to these documents, unless the exhibits are specifically incorporated by reference into any such document. You should direct your requests for such documents to:
Investor Relations at Trimeris, Inc., 4727 University Drive, Suite 100, Durham, North Carolina 27707 or by telephone at (919) 419-6050.

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.



                               1,395,609 SHARES

                                    [LOGO]

                                Trimeris, Inc.

                                 COMMON STOCK


                              P R O S P E C T U S
                              -------------------

                               ________ __, 2001

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Trimeris, Inc. (the "Registrant" or the "Company"). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

          SEC Registration Fee.................. $ 13,342
          Transfer agent's fees and expenses....    5,000
          Legal fees and expenses...............  200,000
          Printing fees and expenses............   10,000
          Accounting fees and expenses..........   50,000
          Miscellaneous expenses................   11,658
                                                 --------
                   Total........................ $290,000

Item 15.  Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in non-derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the DGCL.

     The Company's Fourth Amended and Restated Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware law, (iv) for any transaction for which the director derives an improper personal benefit or (v) acts or omissions occurring prior to the date of these provisions. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek equitable relief, such as an injunction or recession, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Fourth Amended and Restated Certificate of Incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by DGCL.

     The Company's bylaws provide that the Company shall indemnify its directors and executive officers to the fullest extent permitted by the DGCL. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the DGCL.

     The Company has entered into indemnification agreements with each of its
directors and executive officers.   Generally, these indemnification agreements
provide the maximum protection available under DGCL, as it may be amended from time to time. Under these indemnification agreements, however, individuals do not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

Item 16.  Exhibits

     The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Not withstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, County of Durham, State of North Carolina on this 11th day of May, 2001.

                              TRIMERIS, INC.

                              By: /s/ Dani P. Bolognesi
                                  ----------------------------------------
                                  Dani P. Bolognesi, Ph.D.
                                  Chief Executive Officer and
                                  Chief Scientific Officer


                               Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Dani P. Bolognesi and Timothy J. Creech as his true and lawful attorneys-in-fact each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                                                    Title                                             Date
         ---------                                                    -----                                             ----


     /s/ Dani P. Bolognesi                                 Chief Executive Officer (principal executive            May 11, 2001
     ---------------------------------------               officer), Chief Scientific Officer and Director
     Dani P. Bolognesi, Ph.D.

     /s/ Robert R. Bonczek                                 Chief Financial Officer and General Counsel             May 11, 2001
     ---------------------------------------               (principal financial officer)
     Robert R. Bonczek

     /s/ Timothy J. Creech                                 Director of Finance and Administration and              May 11, 2001
     ---------------------------------------               Secretary (principal accounting officer)
     Timothy J. Creech

     /s/ Jeffrey M. Lipton                                 Chairman of the Board of Directors                      May 11, 2001
     ---------------------------------------
     Jeffrey M. Lipton

     /s/ E. Gary Cook                                      Director                                                May 11, 2001
     ---------------------------------------
     E. Gary Cook, Ph.D.

     /s/ Charles A. Sanders                                Director                                                May 11, 2001
     ---------------------------------------
     Charles A. Sanders, M.D.

     /s/ J. Richard Crout                                  Director                                                May 11, 2001
     ---------------------------------------
     J. Richard Crout, M.D.


                                 Exhibit Index

Exhibit Number   Description
-----------      -----------
4.1*             Specimen certificate for shares of Common Stock
4.2*             Description of Capital Stock
5.1              Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered
10.1**           Form of Purchase Agreement by and among Trimeris, Inc. and the purchasers set forth on the signature pages thereto.
23.1             Consent of Wilmer, Cutler & Pickering (included in Exhibit 5)
23.2             Consent of KPMG LLP
24               Power of attorney (included on signature pages of this
                 registration statement)

_________________
* Incorporated by reference to Trimeris' Registration Statement on Form S-1, as amended (File No. 333-31109).
** Incorporated by reference to Trimeris' Current Report on Form 8-K dated May 11, 2001.

     All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Financial Statements and Notes thereto.